

September 13, 2010

Mr. Jian Liang
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

> **Re:** **China Telecom Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 25, 2010**
> **File No. 001-31517**

Dear Mr. Liang:

We have reviewed your Form 20-F for the fiscal year ended December 31, 2009 and have the following comments.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 44

Trend Information, page 58

1. We note that selling general and administrative costs increased by approximately 47.3% in 2009 in comparison to 2008 due primarily to increased expenditure in mobile services. We further note your comment on page 8 that mobile service related promotional plans increase your expenses and may adversely affect your profitability, your financial condition and your operational results. Under the "Trend Information" section of Item 5, please revise your disclosure to discuss whether you expect increased costs associated with mobile services to continue. Please specifically

address how you expect competition in the mobile services segment to influence your selling general and administrative costs.

Item 6 Directors, Senior Management and Employees, page 59

Compensation, page 64

2. We note that discretionary bonuses constitute a significant component of director and supervisor compensation. Please provide a brief description of your bonus plan and the basis upon which such persons participate in the plan. See Item 6(B)(1) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director